Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, California. 94065-1166

December 23, 2004

By Edgar Correspondence, Facsimile (202) 942-9544 and Overnight Delivery

Robert D. Bell, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 4-6

450 Fifth Street, NW

Washington DC 20549-0303

Re:	Saba Software, Inc.
Amendment No. 2 to Form S-3
Filed October 27, 2004
File No. 333-118226

Form 10-K for fiscal year ended May 31, 2004, as amended
Form 10-Q for the quarterly period ended August 31, 2004
File No. 0-30221

Dear Mr. Bell:

We have set forth below our responses to the comments (the “Comments”) of the staff of the Securities and Exchange Commission (the “Commission”) received in your letter dated November 18, 2004 (the “Comment Letter”), relating to our Registration Statement filed on Form S-3, as amended (the “Form S-3”), and our Annual Report on Form 10-K for the fiscal year ended May 31, 2004 (the “Form 10-K”). The numbered paragraphs set forth below correspond to the paragraphs of the Comment Letter relating to the Form S-3 and the Form 10-K. We have reprinted each Comment from the Comment Letter above our related response for your reference. The enclosed Amendment No. 3 to the Form S-3 (“Amendment No. 3”) is marked to show changes from the prior version filed with the Commission.

Form S-3

Prospectus Summary, page 1

1.

We note your response to prior comment 2, however, we continue to believe that a brief description explaining your basis for this assertion will better enable investors to place this assertion its appropriate context. In this regard, please briefly describe the third parties and categories upon which this assertion is based. A more detailed description of this basis is appropriate in your Form 10-K. Additionally, for each third party report you cite, please confirm that each report is publicly available and not prepared specifically for use in this document. To the extent that any of these reports has been prepared specifically for this filing, file a consent from the third party.

As requested by the Staff, we have revised the disclosure on page 1 of Amendment No. 3 to our Form S-3 to include the basis for our assertion that we are a leader in our market. We supplementally advise the Staff that each of the previously submitted third party reports are publicly available and were not commissioned by Saba or prepared at Saba’s request, direction or cost in connection with this filing or otherwise.

To the extent that this revised disclosure is applicable to future periodic reports, we intend to include similar disclosure in these future reports.

Selling Security Holders, page 13

2.	We note your response to prior comment 13, however, because there are circumstances in which an individual acting in the capacity of “sole director and controlling stockholder” may not possess “voting or investment control over the company’s securities that the entity owns,” please revise to clarify whether Mr. Samberg in fact possesses voting or investment control over the securities being sold by Pequot Capital Management in this transaction.

As requested by the Staff, we have revised the disclosure on page 13 of Amendment No. 3 to our Form S-3 to clarify the manner in which voting and investment control is exercised over the securities being sold by Pequot Capital Management in this transaction.

Form 10-K for fiscal year ended May 31, 2004

Note 2. Summary of Significant Accounting Policies, page 43

3.	We note your revision in your overview section and critical accounting policies in MD&A where you state that these hosting arrangements are generally provided pursuant to annual agreements and your application service provider offerings are from software licenses with terms of less than three years. Clarify the difference between your hosting arrangements and your application service provider offering and how each of these qualify for revenue recognition under EITF 00-3. Additionally, clarify the terms of these arrangements. For example, tell us whether your customers pay for these services monthly or up-front and whether these arrangements are cancelable. Please advise.

We supplementally advise the Staff that the main differences between our hosting and application service provider arrangements are as follows:

i.

Our application service provider arrangements are sold as integrated offerings pursuant to which the ability to access our software is not separable form the services necessary to operate the software. On the other hand, our hosting arrangements are with customers who have separately licensed our software and desire to have us provide a hosted environment on which they can run their training environments.

ii.	Our application service provider customers sign a single agreement providing for access to a service based on our software. Application service provider customers do not take possession of our software. Our hosting customers execute a software license agreement that permit them to either operate the software internally or have us or any other third party host the software on their behalf. Hosting customers take possession of the software upon purchase. Those license customers that elect to purchase hosting services from us enter into a separate hosting services agreement with us.

iii.	Under then terms of our application service provider arrangements, customers do not retain any rights to any software product upon termination. Our hosting arrangements cover only rights to hosting services and are not linked to or affect any of the customer’s rights under the software that is licensed pursuant to a separate arrangement.

iv.	Hosting service arrangements can be cancelled by the customer, generally upon 30 to 60 days written notice. Application service provider arrangements can only be cancelled at the end of the term.

v.	Hosting arrangements are typically billed monthly in advance. Application service provider arrangements are generally one year and paid in advance.

Under the terms of our revenue recognition policy, fees from both application service provider arrangements and hosting arrangements are recognized ratably over the term of the underlying arrangement. We believe that the policy of recognition for each type of arrangement is consistent with the requirements of EITF 00-03 for the following reasons:

a.	Hosting Services arrangements – Our hosting services arrangements are generally one-year arrangements that are billed monthly in advance. Customers may cancel at any time, generally upon 30 to 60 days notice.

As discussed above, our hosting services arrangements do not affect the rights that the customer has obtained under a separate software licensing arrangement. Also as discussed above, the customer has taken possession of our software and is able to operate our software on its own or a third party’s hardware, without incurring significant cost or diminution in utility or value.

Based on the guidance given in EITF 00-03, we account for multiple element arrangements involving the sale of software and hosting services under the requirements of SOP 97-2. As discussed in our previous response to comment 43, we account for multiple element arrangement using the residual value method of accounting and have established vendor-specific objective evidence of fair value for hosting.

As required by EITF 00-03, the amount of the overall arrangement fee allocated to the hosting services element is recognized as revenue as the service is provided.

b.	Application Service Provider arrangements – Our application service provider arrangements are generally one-year arrangements and are paid in advance. The customer purchases an integrated offering pursuant to which the ability to access our software is not separable form the services necessary to operate the software. As discussed above, the customer does not have any right to take possession of the software at any point during the arrangement or upon termination. In addition, the customer does not have the ability or right to operate the software on its or any other company’s hardware.

Accordingly, under the terms of EITF 00-03, our application service provider arrangements qualify as service arrangements and we believe that the fees associated with these arrangements are properly recognized as revenue over the service period.

4.	We also note your response to our prior comment 44. Clarify the terms of your commissions policy. For example, tell us whether your commission payments are paid monthly or up-front to your sales representatives and whether these commissions are contingent on the customer’s ability to pay or the sales representative’s employment with the company. Please advise.

We supplementally advise the Staff that, prior to our current fiscal year, our commission policy did not apply to the sale of hosting services. Accordingly, as we previously have not had any commission expense associated with the sale of hosting services, the fiscal years presented in the Form 10-K do not contain any expense related to commissions on hosting arrangements.

Our current commission plan, which went into effect for our fiscal year commencing June 1, 2004, applies only to the sale of the initial year of hosting services and not any renewal periods. Commissions arising from the sale of these hosting arrangements are paid to the sales representatives on a quarterly basis and are calculated based on the revenue earned by us during the quarter. In the event that the customer has not paid the outstanding receivable, the commission is accrued but withheld from the sales representative until payment is received. A sales representative will only receive commission in the event their employment with us continues.

To date, commissions on the sale of hosting services have not been significant.

We would appreciate receiving the Staff’s response to this letter as soon as possible. If you have any questions concerning the matters referred to in this letter, please call the undersigned at (650) 581-2599.

Very truly yours,

/s/ PETER E. WILLIAMS
Peter E. Williams III
Chief Financial Officer